Exhibit (h)(14)

FEE WAIVER AGREEMENT

PIMCO Equity Series

650 Newport Center Drive

Newport Beach, California 92660

February 25, 2015

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Re: PIMCO RAE Fundamental Emerging Markets Fund, PIMCO RAE Fundamental Global ex-US Fund, PIMCO RAE Fundamental Global Fund, PIMCO RAE Fundamental International Fund, PIMCO RAE Fundamental US Fund and PIMCO RAE Fundamental US Small Fund

Dear Sirs:

This will confirm the agreement between PIMCO Equity Series (the “Trust”) and Pacific Investment Management Company LLC (“PIMCO”), as follows:

1. The Trust is an open-end investment company which may offer multiple series, each of which may offer multiple Classes of shares. This Agreement shall pertain to each Class of each of PIMCO RAE Fundamental Emerging Markets Fund, PIMCO RAE Fundamental Global ex-US Fund, PIMCO RAE Fundamental Global Fund, PIMCO RAE Fundamental International Fund, PIMCO RAE Fundamental US Fund and PIMCO RAE Fundamental US Small Fund (each, a “Fund,” and collectively, the “Funds”), each a series of the Trust.

2. Pursuant to an Investment Advisory Contract dated March 30, 2010, as supplemented from time to time, between the Trust and PIMCO (the “Investment Advisory Contract”), the Trust has retained PIMCO to provide investment advisory services to the Funds. Pursuant to the Investment Advisory Contract, each Fund pays to PIMCO a monthly advisory fee at an annual rate set forth in Exhibit A to the Investment Advisory Contract (the “Advisory Fee”).

3. Pursuant to the Second Amended and Restated Supervision and Administration Agreement dated February 29, 2012, as supplemented from time to time, between the Trust and PIMCO (the “Supervision and Administration Agreement”), the Trust has retained PIMCO to provide or procure supervisory, administrative and other services to the Funds. Pursuant to the Supervision and Administration Agreement, each Fund pays to PIMCO a monthly supervisory and administrative fee at annual rates with respect to one or more Classes of shares as set forth in Schedules to the Supervision and Administration Agreement (the “Supervisory and Administrative Fee”). Pursuant to an Expense Limitation Agreement dated March 30, 2010, as supplemented from time to time (“Expense Limitation Agreement”), between the Trust and PIMCO, PIMCO has agreed to waive or reduce the Supervisory and Administrative Fee of a Class or reimburse the Class if the payment or accrual of organizational expenses attributable to the Class and/or payment of its pro rata share of the Trust’s Trustees’ fees in any year exceeds 0.49 basis points.

Exhibit (h)(14)

4. PIMCO agrees that, for PIMCO RAE Fundamental International Fund, PIMCO RAE Fundamental US Fund and PIMCO RAE Fundamental US Small Fund, it shall waive the Advisory Fee by 0.10% of the average daily net assets attributable to each Fund and that, for PIMCO RAE Fundamental Emerging Markets Fund, PIMCO RAE Fundamental Global Fund and PIMCO RAE Fundamental Global ex-US Fund, it shall waive the Advisory Fee by 0.20% of the average daily net assets attributable to each Fund.

5. In any month in which the Investment Advisory Contract is in effect, PIMCO shall be entitled to reimbursement by each Fund of any portion of the Advisory Fee waived, reduced or reimbursed pursuant to this Agreement (the “Reimbursement Amount”) during the previous thirty-six months, provided that such amount paid to PIMCO will not: 1) together with any recoupment of organizational expenses and pro rata trustee fees or Supervisory and Administration Fee pursuant to the Expense Limitation Agreement, exceed 0.0049% of the Class of the Fund’s average net assets; 2) exceed the total Reimbursement Amount; or 3) include any amounts previously reimbursed to PIMCO. The Reimbursement Amount will be reimbursed in the same manner as the reimbursement described in the Expense Limitation Agreement.

6. If necessary, on or before the last day of the first month of the Funds’ fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced with respect to the previous fiscal year shall equal the amounts provided for in this Agreement.

7. This Agreement shall become effective on February 25, 2015, shall have an initial term through October 31, 2016, and shall apply for each 12-month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least thirty days prior to the end of the then current term. In addition, this Agreement shall terminate upon termination of the Investment Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety days’ prior written notice to PIMCO at its principal place of business.

8. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

9. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Contract or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Advisory Contract or the 1940 Act.

10. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

Exhibit (h)(14)

11. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Funds.

12. This Agreement constitutes the entire agreement between the Trust on behalf of the Funds and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO EQUITY SERIES

By:	/s/ Henrik P. Larsen
Name: Henrik P. Larsen
Title: Vice President

ACCEPTED AND AGREED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter G. Strelow
Name: Peter G. Strelow
Title: Managing Director

3